Filed by Duke Energy Corporation

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Progress Energy, Inc.

Commission File No.: 333-172899

The following document was made available on the Duke Energy Corporation internal website on April 4, 2011

Regulatory Filings Highlight Benefits, Synergies of Duke-Progress Merger

Today, Duke Energy and Progress Energy filed several documents seeking regulatory review and approval of the merger, which was announced on Jan. 10.

The benefit that will garner the most attention is the estimated $700 million in savings over the first five years after the merger is completed that are expected to result from reduced fuel costs and increased fuel efficiencies.

"Our state commissions are looking for concrete benefits that customers will see because of this merger," said Kodwo Ghartey-Tagoe, vice president, Legal, who is spearheading the company's state regulatory filings. "We expect the efficiencies we gain by the Duke-Progress combination will make a strong case to our commissions.”

Here's a summary of what filings are being made:

Filings today…

The company filed with the North Carolina Utilities Commission and Federal Energy Regulatory Commission (FERC) for merger approval. Among other things, these filings discuss the customer cost savings we expect to achieve once the merger closes.

The NCUC and FERC filings address a joint generation dispatch agreement (JDA) between Duke Energy Carolinas and Progress Energy Carolinas that will allow for a more efficient dispatching of the two utilities’ generation assets to serve customers.  Joint dispatch is expected to reduce the combined company’s fuel costs by more than $360 million in the first five years after the merger is completed (2012-2016). These savings will come from the use of the combined system’s lowest-cost generation to meet our total customer demand.

Additional fuel savings are anticipated as the companies leverage best practices for fuel procurement and use, including coal buying and coal blending practices and other approaches. These efforts are estimated to save a total of more than $330 million in the first five years after the merger is complete, bringing the total gross fuel-related savings for that period to approximately $700 million.

The savings will flow directly to customers through annual adjustments of the fuel component in retail rates.

The FERC filing requests merger approval, as well as approval for Duke Energy Carolinas and Progress Energy Carolinas to implement a single Open Access Transmission Tariff (OATT) for our service territories. This tariff will reduce the cost for wholesale customers that move power between and through both utility systems as they will pay one transmission charge rather than two.

"We believe this will greatly benefit our customers," said Catherine Stempien, senior vice president, Legal, who is overseeing the federal filings. "It will allow for more efficient movement of power in the Carolinas at a lower cost."

The company expects the NCUC to issue a procedural order in April to include details on public hearing dates. NCUC-related actions are expected to occur over the next several months. The FERC is expected to rule on the merger application within 180 days.

Also today, the company made a filing with the Kentucky Public Service Commission for merger approval. “Under Kentucky’s utility regulatory laws, completion of the merger is viewed as an ‘indirect transfer of control’ of Duke Energy Kentucky, because more than 10 percent of the voting stock of Duke Energy Corp., Duke Energy Kentucky’s ultimate parent, will be owned by the former Progress Energy shareholders,”  said Ghartey-Tagoe. “Although this provision gives rise to a requirement to apply to the KPSC for approval to do the merger, it does not indicate any change in Duke Energy Kentucky’s ownership or management.”

Recent filings…

Some filings have already occurred. On March 17, the company filed a Form S-4 with the Securities and Exchange Commission (SEC). This filing contains a preliminary joint proxy statement for a special meeting of each company’s shareholders to vote on the merger. Expect shareholder meetings for Duke Energy and Progress Energy for shareholders to vote on the merger in mid-summer.

On March 28, the company made its Hart-Scott-Rodino filing with the Department of Justice for the government to conduct a review under U.S. antitrust laws.

Finally, on March 31, Progress Energy filed with the Nuclear Regulatory Commission (NRC) for approval for transfer of control of licenses for Progress Energy’s nuclear facilities in order to include Duke Energy Corp. as the ultimate parent corporation on these licenses. NRC approval is expected to take about six to nine months.

Future filings…

This month, Duke Energy and Progress Energy will make merger-related filings with the South Carolina Public Service Commission, including filings seeking approval of the joint-dispatch agreement. “Both Duke Energy Carolinas and Progress Energy Carolinas operate as single utility systems across the North Carolina-South Carolina border and the joint-dispatch agreement only affects those two Carolinas utilities and their customers,” said Ghartey-Tagoe.

Another filing in the months ahead will be with the Federal Communications Commission for approval of radio system license transfers.

“The merger also requires modifications to several existing affiliate agreements and we will file those with our various state commissions for approval, as applicable,” said Ghartey-Tagoe. “Both companies will also provide information on the merger to our other state regulators, as requested. That includes the public utility commissions in Florida, Indiana and Ohio, though no specific regulatory approvals are required in those states.”

More Information

Check the merger site on the Portal for announcements, employee Q&As and other resources. Have a specific question? Send it to the integration mailbox. We’ll work with subject matter experts the response Keep in mind that some responses may not be available until decisions are made in the months ahead.

Cautionary Statements Regarding Forward-Looking Information

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words or phrases such as “may,” “will,” “should,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “forecast,” and other words and terms of similar meaning.  Forward-looking statements involve estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties. Duke Energy cautions readers that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger involving Duke Energy and Progress Energy, including future financial and operating results, Progress Energy’s or Duke Energy’s plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements that are not historical facts.  Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements include risks and uncertainties relating to: the ability to obtain the requisite Duke Energy and Progress Energy shareholder approvals; the risk that Progress Energy or Duke Energy may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could cause the parties to abandon the merger; the risk that a condition to closing of the merger may not be satisfied; the timing to consummate the proposed merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on merger-related issues; general worldwide economic conditions and related uncertainties; the effect of changes in governmental regulations; and other factors we discuss or refer to in the “Risk Factors” section of our most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission (SEC). These risks, as well as other risks associated with the merger, are more fully discussed in the preliminary joint proxy statement/prospectus that is included in the Registration Statement on Form S-4 that was filed by Duke Energy with the SEC on March 17, 2011 in connection with the merger.  Additional risks and uncertainties are identified and discussed in Progress Energy’s and Duke Energy’s reports filed with the SEC and available at the SEC’s website at www.sec.gov.  Each forward-looking statement speaks only as of the date of the particular statement and neither Progress Energy nor Duke Energy undertakes any obligation to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed merger between Duke Energy and Progress Energy, on March 17, 2011, Duke Energy  filed with the SEC a Registration Statement on Form S-4 that included a preliminary joint proxy statement of Duke Energy and Progress Energy that also constitutes a preliminary prospectus of Duke Energy. These materials are not yet final and may be amended.  Duke Energy and Progress Energy will deliver the definitive joint proxy statement/prospectus to their respective shareholders. Duke Energy and Progress Energy urge investors and shareholders to read the preliminary joint proxy statement/prospectus regarding the proposed merger and the definitive joint proxy statement/prospectus, when it becomes available, as well as other documents filed with the SEC, because they contain or will contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC's website (www.sec.gov). You may also obtain these documents, free of charge, from Duke Energy’s website (www.duke-energy.com) under the heading “Investors” and then under the heading “Financials/SEC Filings.” You may also obtain these documents, free of charge, from Progress Energy’s website (www.progress-energy.com) under the tab “Investors” and then under the heading “SEC Filings.”

Participants in the Merger Solicitation

Duke Energy, Progress Energy, and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from Duke Energy and Progress Energy shareholders in favor of the merger and related matters. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Duke Energy and Progress Energy shareholders in connection with the proposed merger is contained in the preliminary joint proxy statement/prospectus and will be contained in the definitive joint proxy statement/prospectus when it becomes available. You can find information about Duke Energy’s executive officers and directors in its definitive proxy statement filed with the SEC on March 17, 2011. You can find information about Progress Energy’s executive officers and directors in its definitive proxy statement filed with the SEC on March 31, 2011 and Amendment No. 1 to its Annual Report on Form 10-K filed with the SEC on March 17, 2011. Additional information about Duke Energy’s executive officers and directors and Progress Energy’s executive officers and directors can be found in the above-referenced Registration Statement on Form S-4. You can obtain free copies of these documents from Duke Energy and Progress Energy using the contact information above.